AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors and Shareholders of Gammon Gold Inc.

On March 29, 2008, we reported on the consolidated balance sheets of Gammon Gold Inc. (formerly Gammon Lake Resources Inc.) ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2007, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits. In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
March 29, 2008

Reconciliation with United States Generally Accepted Accounting Principles
December 31, 2007

The following represents additional information to the consolidated financial statements of Gammon Gold Inc. ("the Company") that were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending December 31, 2007 and 2006, and to shareholders’ equity at December 31, 2007, and December 31, 2006 in order to conform to accounting principles generally accepted in the United States of America ("US GAAP"). All amounts are stated in US dollars.

Consolidated Statements of Operations and Comprehensive Loss:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
Net loss based on Canadian GAAP	$(101,313,968)	$(25,308,401)
Exploration costs (a)	(5,082,825)	(2,918,520)
Amortization and depletion of exploration costs (a)	2,011,061	1,245,631
Interest expense on long-term debt adjusted to fair value (b)	(264,399)	(52,344)
Foreign exchange gain on adjusted long-term debt (b)	-	44,354
Future income taxes on US GAAP differences	3,158,207	(433,720)
Net loss based on US GAAP	(101,491,924)	(27,425,177)
Other comprehensive income based on Canadian GAAP	-	10,702,416
Change in currency translation adjustment (c)	-	(51,242)
Amortization of actuarial gains from AOCI to net loss, net of tax of $69,708 (d)	179,248	-
Change in funded status of employee benefit plans, net of tax of $188,964 (d)	(343,883)	-

Comprehensive loss based on US GAAP	$(101,656,558)	$(16,722,761)

Loss per share, basic and diluted	$(0.90)	$(0.31)

Consolidated Statements of Shareholders’ Equity:

Deficit:
	December 31, 2007	December 31, 2006

Deficit based on Canadian GAAP	$(161,668,695)	$(60,354,727)
Change in deficit due to reporting currency translation (c)	7,623,523	7,623,523
Exploration costs (a)	(54,038,331)	(48,955,506)
Amortization of mineral rights (a)	(10,940,680)	(10,940,680)
Amortization and depletion of exploration costs (a)	3,222,801	1,211,740
Interest expense on long-term debt adjusted to fair value (b)	(2,378,590)	(2,114,191)
Foreign exchange gain on fair value adjusted long-term debt (b)	(807,628)	(807,628)
Future income taxes related to exploration costs	7,134,712	3,413,408
Future income taxes related to amortization of mineral rights	2,796,670	2,796,670
Future income taxes related to depletion on exploration costs expensed	(901,973)	(338,876)
Deficit based on US GAAP	$(209,958,191)	$(108,466,267)

Reconciliation with United States Generally Accepted Accounting Principles
December 31, 2007

Accumulated other comprehensive income:
	December 31, 2007	December 31, 2006
AOCI based on Canadian GAAP	$6,434,399	$6,434,399
Change in AOCI due to reporting currency translation (c)	(7,623,523)	(7,623,523)
Change in funded status of employee benefit plans, net of tax of $188,964 (d)	(485,906)	(142,023)
Amortization of actuarial gains from AOCI to net loss, net of tax of $69,708 (d)	179,248	-
AOCI based on US GAAP	$(1,495,782)	$(1,331,147)

Consolidated Balance Sheets:

The following material balance sheet differences exist between Canadian and US GAAP:

Mineral properties and related deferred costs:
	December 31, 2007	December 31, 2006
Reported under Canadian GAAP	$380,702,037	$368,730,285
Exploration costs (a)	(54,038,331)	(48,955,506)
Amortization of mineral rights (a)	(10,940,680)	(10,940,680)
Amortization and depletion of exploration costs (a)	3,222,801	1,211,740
Adjustment for mineral property purchase at fair value (b)	(3,186,218)	(2,921,819)
Reported under US GAAP	$315,759,609	$307,124,020

Long term debt:
	December 31, 2007	December 31, 2006
Reported under Canadian GAAP	$-	$6,735,223
Adjustment of long-term debt to fair value (b)	-	(2,921,819)
Interest payable on long-term debt adjusted to fair value (b)	-	2,114,191
Foreign exchange gain on fair value adjusted long-term debt (b)	-	807,628
Reported under US GAAP	$-	$6,735,223

Future income tax liability:
	December 31, 2007	December 31, 2006
Reported under Canadian GAAP	$108,879,303	$70,492,523
Future income tax adjustments	(9,148,665)	(5,871,202)
Reported under US GAAP	$99,730,638	$64,621,321

Employee future benefits:
	December 31, 2007	December 31, 2006
Reported under Canadian GAAP	$3,746,145	$3,224,429
Change in funded status of employee benefit plans (d)	425,911	142,023
Reported under US GAAP	$4,172,056	$3,366,452

Reconciliation with United States Generally Accepted Accounting Principles
December 31, 2007

Consolidated Statements of Cash Flows:

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals under US GAAP:

	Year ended	Year ended
	December 31, 2007	December 31,2006

Cash used in operations	$(39,274,715)	$(20,026,018)

Cash used in investing	$(68,404,668)	$(84,863,419)

(a) Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

Prior to May 1, 2004, the Company considered mineral rights to be intangible assets with finite lives pursuant to FAS 142, Goodwill and Other Intangible Assets, and amortized over the estimated useful lives of 6 years. EITF-04-2, Whether Mineral Rights are Tangible or Intangible Assets, concluded that mineral rights are tangible property and the aggregate carrying amount of the mineral rights should be reported as a separate component of property, plant and equipment.

(b) Fair value of long-term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 8(c)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 8. Commencing in 2006, the loan has been presented at its fair value under Canadian GAAP. Under US GAAP, interest must be imputed on this loan in accordance with Accounting Principles Board ("APB") Opinion No. 21,

Reconciliation with United States Generally Accepted Accounting Principles
December 31, 2007

Interest on Receivables and Payables. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the Company’s mineral properties accordingly.

During the periods subsequent to November 2001, the interest imputed on the loan is recorded as a period expense for US GAAP. For Canadian GAAP, the imputed interest is added to the cost of the mineral properties.

(c) Reporting currency

Effective January 1, 2007, the Company changed its reporting currency to the United States dollar from the Canadian dollar. As a result of the change in reporting currency, the financial information of prior periods has been translated using the current rate method, as if the US dollar had been the reporting currency in prior years. The resulting cumulative exchange difference of $7,623,523 has been reported in accumulated other comprehensive income.

(d) Employee future benefits

In September 2006, the Financial Accounting Standards Board issued FAS No. 58, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition of the funding status of a benefit plan in the Company’s financial statements. FAS No. 158 also requires that the plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end. Under FAS No. 158, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, and to recognize changes in the funded status, through other comprehensive income, in the year in which the changes occur.

(e) Accounting for stripping costs

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine, EITF 04-06, Accounting for stripping costs incurred during production in the mining industry. During March 2005, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The FASB ratified the EITF consensus, which is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has included stripping costs during the production phase of the mine as part of production costs for both Canadian and US GAAP purposes.

(f) Recent US accounting pronouncements

In June 2006 the FASB issued FASB Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 was effective for the Company on January 1, 2007, and had no material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS No. 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. In February 2008, the FASB issued FSP FAS No. 157-2 which delays the effective date of FAS No. 157 for non-financial assets and liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is evaluating the impact of FAS 157 and FSP FAS No. 157-2 on its consolidated financial statements.

Reconciliation with United States Generally Accepted Accounting Principles
December 31, 2007

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. FAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. The objective of FAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under FAS No. 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. If elected, FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing whether fair value accounting is appropriate for any of its eligible items and cannot estimate the impact, if any, on the results of consolidated operations and financial position.

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 and FAS No. 141R Business Combinations both of which are effective for annual periods beginning after December 15, 2008. The first statement requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. The second statement requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at "full fair value". Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company will adopt these standards on January 1, 2009.